

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

May 31, 2006

Mr. Darwin L. Stump
Chief Financial Officer
Petroleum Development Corporation
103 East Main Street
Bridgeport, West Virginia 26330

> **RE:** **Rockies Region Private Limited Partnership**
> **Registration Statement on Form 10**
> **Filed May 1, 2006**
> **File No. 0-51959**

Dear Mr. Stump:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10 filed May 1, 2006

General

1.   Please note that the Form 10 registration statement will become automatically effective 60 days from the date of the first filing with Edgar. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments.

2.   Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

3.   Update your disclosure throughout to the most recent practicable date with each amendment. For example, update your drilling activities.

4.   Please eliminate all unnecessary redundancy throughout your filing. For example, you repeat much of your discussion of drilling activities and origin of the Partnership in the Business section and again in MD&A. Also, in this regard, it appears as though the second risk factor on page 11 is the same as the second one on page 10.

Business, page 1

Title to Properties, page 2

5.   We note that PDC will take steps as it deems necessary to assure that title to the leases is acceptable for purposes of the Partnership, but that it will use its own judgment in waiving title requirements and will not be liable for any failure of title to leases transferred to the Partnership. Further, we note that PDC will not warrant the validity or merchantability of titles to any leases to be acquired by the Partnership. Disclose whether historically PDC has failed to obtain title to any property or had trouble with other title defects.

Price Hedging, page 4

6.   Please advise us of your consideration of adding a risk factor to specifically address the risks associated with your hedging activities aimed at offsetting the variation in natural gas and oil spot market prices. We note your risk factor addressing the risks of your derivative activities.

Risk Factors, page 9

7.   Revise or delete the second sentence of the introduction to eliminate the suggestion that you have not included all material risks.

8.   Revise this section to more clearly delineate between the subheadings and the actual discussions of the risk factor that follows. For example, you may put the text of the subheadings in bold. Also, ensure that each subheading identifies the risk and potential harm to investors concisely.

9.   Rather than state that you "cannot predict" or there is "no assurance" of a particular outcome, simply state the risk plainly and directly.

10.   Please delete any language that serves to mitigate or qualify the risk that you are highlighting, such as the last sentence in the first risk factor on page 9.

The Partnership and other partnerships…., page 11

11.   We note that the Partnership will not receive PDC's full attention and efforts at all times. Indicate the number of partnerships for which PDC serves as General Partner.

A significant financial loss…., page 11

12.   Disclose the length of time you and PDC estimate to be able to continue operations with the cash you each currently have. Please include the same discussion in Management's Discussion and Analysis of Financial Condition.

Fluctuating market conditions and government regulations…., page 12

13.   Please provide a more detailed discussion in this section or provide a cross-reference to other disclosure that addresses the governmental rules and regulations, including federal, provincial and local government rules and regulations, which impact your business activities. For example, state whether there are certain permits required for you to conduct any exploratory activities. Please discuss the requirements for the permits, whether you have obtained such permits or the status of your application for the permits and the regulatory body responsible for granting the permits. We may have further comments.

Environmental hazards involved in drilling natural gas and oil wells…, page 12

14.   If material, inform us of your potential exposure to and the dollar amount of reserves established for exposure to environmental liabilities. We may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Results of Operations, page 14

Production, page 14

15.   We note that you commenced production during the first quarter of 2006. Please indicate when you expect to commence sales of your natural gas and oil.

Title to Properties, page 17

16.   Provide objective support for your belief that "…none of these burdens materially

interfere with the use of such properties in the operation of [your] business."

Security Ownership of Certain Beneficial Owners and Management, page 17

17.   State in a footnote the amount which the listed beneficial owner has the right to acquire within sixty days from options, warrants, rights, conversion privilege or similar obligations. See Instructions to Item 403 of Regulation S-K.

Directors and Executive Officers, page 19

18.   We note that the Board has an audit committee. Please indicate it also has a compensation committee and/or a nominating committee.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 24

Cash Distribution Policy, page 25

19.   Provide a clear definition of what PDC considers to be "sufficient cash available for distribution." It does not appear that it is defined in the Partnership Agreement. For instance, if it is cash generated from your business in excess of the amount your general partner determines is necessary or appropriate to provide for the conduct of your business, to comply with applicable law, to comply with any debt instruments or other agreements or to provide for future distributions to your unitholders, then so state.

Signatures

20.   Please ensure to have an officer sign your filing and print their name and title under their signature.

Financial Statements, page F-1

21.   We expect that you will need to update your financial statements to comply with Rule 3-12 of Regulation S-X.

Statement of Operations, page F-5

22.   Please disclose the number of partner units used in the calculation of loss per unit, as would ordinarily be required under paragraph 40 of SFAS 128.

Note 2 – Summary of Significant Accounting Policies, page F-8

Oil and Gas Properties, page F-8

23.   You explain that you will obtain new reserve reports from independent petroleum engineers annually as of December 31 of each year, although we understand you did not receive a reserve report as of December 31, 2005. Please disclose the manner by which you will calculate depreciation and depletion using the units-of-production method in the periods prior to receiving a reserve report from the independent petroleum engineers (e.g. fiscal quarters during 2006).

Closing Comments

        We remind you that the Form 10 registration statement becomes effective automatically under the Exchange Act 60 days from the date of filing, and the Exchange Act reporting requirements become operative at that time.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759 or, in his absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3640 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. Wojciechowski
        K. Hiller
        J. Wynn

        via facsimile
        Mr. Darwin Stump
        (304) 842-0913